UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 26, 2016

Item 1. English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 26, 2016

We hereby present a supplemental notice to the initial public offering prospectus dated May 10, 2016 (the “Prospectus”), to the pricing notice dated May 11, 2016 (the “Pricing Notice”), the supplemental pricing notice dated May 16, 2016 (the “Supplemental Pricing Notice”) and the results notice dated May 18, 2016 (the “Results Notice,” and together with the Pricing Notice and Supplemental Pricing Notice, the “Notices”). The Notices have been published on the BCBA Daily Bulletin in accordance with the powers delegated from the MERVAL to the Buenos Aires Stock Exchange and pursuant to CNV Resolution No. 17,501 and can be found by public investors, together with information regarding the Issuer’s public offering of new class B shares with a nominal value of Ps. 1 and one vote per share, and the public offering by the Selling Shareholders of outstanding Class B shares with a nominal value of Ps. 1 and one vote per share, on the websites of: (i) the CNV, at www.cnv.gob.ar, under the section “Información Financiera”; and (ii) Grupo Supervielle S.A., at (www.gruposupervielle.com.ar) (“Grupo Supervielle” or the “Issuer”) and the website of the Issuer’s subsidiary, Banco Supervielle (www.supervielle.com.ar). The local public offering consisted of an offering to Argentine residents through an Argentine Placement Agent, and the global offering consisted of an international offering of ADSs, representing five Class B shares each under the terms of the Prospectus, in the United States and countries outside of Argentina, through international underwriters. All capitalized terms used and not defined herein shall have the meaning assigned to them in the Prospectus and/or the Notices.

Through this notice, we inform that the International Underwriters have exercised the Option to Purchase 19,125,010 Additional Class B shares at the price established in the Pricing Notice.

The Issuance and the Settlement Date of the new shares will be on May 27, 2016.

After the abovementioned transaction, the Issuer’s stock will be made up of 126,738,188 Class A Shares and 237,039,427 Class B Shares.

Copies of the Prospectus (including Financial Statements, Notices, this notice and any other relevant notices related to the Local Offering) may be obtained by contacting: (a) printed copies can be requested during normal working hours from: (i) Grupo Supervielle at Bartolomé Mitre 434, 5th floor (C1036AAH), Ciudad Autónoma de Buenos Aires, telephone: (5411) 4340-3100); and (ii) Raymond James Argentina S.A. at San Martin 344, 22nd floor (C1004AAH), Ciudad Autónoma de Buenos Aires, telephone: (5411) 4850-2500); and (b) electronic copies can be accessed on the websites of: (i) the CNV, at www.cnv.gob.ar, section Información Financiera; (ii) Grupo Supervielle, at www.gruposupervielle.com.ar; and Banco Supervielle S.A., the Issuer’s principal subsidiary, at www.supervielle.com.ar.

Argentine placement agent

Raymond James Argentina S.A.

Clearance and Settlement Agent N 31 assigned by de CNV

________________________________                 ________________________________

Ana Inés Bartesaghi Bender                                      Emérico Alejandro Stengel

Attorney in fact                                                             Attorney in fact

The Argentine public offering of the Class B shares has been authorized by the CNV pursuant to Resolution No.18,023, dated April 14, 2016, as amended by Resolution No. 18,033 dated April 21, 2016. Such authorization is only granted because requirements to provide information have been met. The CNV has neither approved nor disapproved the contents of the Prospectus. The information included in this supplementary notice is partial and should be completed with the information contained in the Prospectus dated May 10, 2016 and in the Notices. Investors should carefully consider the information contained in the Prospectus and in the supplementary notices before investing in the Class B Shares contained in the Global Offering.

The date of this notice is May 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 27, 2016	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer